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Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

April 16, 2015

Via EDGAR AND OVERNIGHT Delivery

Ms. Mary A. Cole

Senior Counsel

Ms. Sheila Stout

Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc.

Registration Statement on Form N-2, Submitted March 2, 2015

File No. 333-202399

Dear Ms. Cole and Ms. Stout:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to the verbal comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on February 23, 2015, regarding the Issuer’s confidential registration statement on Form N-2 (SEC File No. 377-00209), as originally filed on June 13, 2013, and as amended from time to time. The Issuer filed its initial public registration statement on Form N-2 (SEC File No. 333-202399) (the “Registration Statement”) with the Commission on March 2, 2015, and filed a pre-effective amendment no. 1 to the Registration Statement on April 16, 2015 (“Amendment No. 1”), relating to its initial public offering (the “Offering”) of up to $1 billion in common stock.

For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Accounting Comments

1.           Comment:      Please confirm that all cumulative organizational and offering costs incurred in the Offering by Terra Income Advisors, LLC, the Issuer’s investment adviser (the “Adviser”), that exceed 1.5% of the gross proceeds of the Issuer from the Offering will be the responsibility of the Adviser.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Mary A. Cole

Ms. Sheila Stout

April 16, 2015

Response:    As disclosed on pages 19, 22, 57, 103, and 129 of Amendment No. 1, the Adviser is responsible for the payment of the Issuer’s cumulative organization and offering expenses to the extent such expenses exceed 1.5% of the gross proceeds from the Offering, without recourse against or reimbursement by the Issuer. The Issuer also refers the Staff to Section 2(b) of the Investment Advisory and Administrative Services Agreement between the Issuer and the Adviser filed as Exhibit (g)(1) to the Registration Statement (the “Advisory Agreement”), which provides that the Issuer “shall not be liable for Organization and Offering Expenses to the extent that Organization and Offering Expenses, together with all prior Organization and Offering Expenses, exceed 1.5% of the aggregate gross proceeds from the [Issuer]’s offering of Shares.”

2.           Comment:      Please confirm that the Issuer believes that it is currently in compliance with the treatment of cumulative organizational and offering costs under the terms of the Advisory Agreement, and that its audited financial statements dated as of October 20, 2014 included in the Registration Statement are in compliance with generally accepted accounting principles applicable in the United States with respect to the treatment of such cumulative organizational and offering costs.

Response:    The Issuer confirms that it is currently in compliance with the treatment of cumulative organizational and offering costs under the terms of the Advisory Agreement, and that its audited financial statements dated as of October 20, 2014 included in the Registration Statement are in compliance with generally accepted accounting principles applicable in the United States with respect to the treatment of such cumulative organizational and offering costs. In addition, the Issuer notes that the audit opinion of BDO USA, LLP states that the Issuer’s financial statements “present fairly, in all material respects, the financial position of Terra Income Fund 6, Inc. at October 20, 2014, and the results of its operations, changes in its net assets and its cash flows for the period from May 15, 2013 (inception) to October 20, 2014, in conformity with accounting principles generally accepted in the United States of America.”

3.           Comment:      Please confirm that, based on the Adviser’s analysis of the probable amounts of capital to be raised in the Offering, that the Issuer reasonably believes that it is highly likely that it will be able to reimburse the Adviser for all cumulative organizational and offering costs up to 1.5% of the gross proceeds from the Offering.

Response:    The Issuer acknowledges that while Section 2(b) of the Advisory Agreement provides that the Issuer shall not be liable for cumulative organization and offering expenses to the extent such expenses exceed 1.5% of the aggregate gross proceeds from the Offering, the Issuer has determined to include all cumulative organization and offering expenses as a liability on its audited October 20, 2014 and unaudited December 31, 2014 balance sheets because, based on the Issuer’s analysis under generally accepted accounting principles and the probable amounts of capital to be raised in the Offering, it believes it that it is highly likely that it will be able to reimburse the Adviser for all cumulative organizational and offering costs to the extent such expenses do not exceed 1.5% of the gross proceeds from the Offering.

Ms. Mary A. Cole

Ms. Sheila Stout

April 16, 2015

As of October 20, 2014 and as set forth on its audited balance sheet dated as of the same date, the Issuer has $628,369 in cumulative organization and offering expenses. As of December 31, 2014, and as set forth on its unaudited balance sheet dated as of the same date, the Issuer has $953,272 in cumulative organization and offering expenses. Because the Issuer has raised in excess of $350 million in gross offering proceeds in the Terra Income Funds (as defined in the Registration Statement), the Issuer believes that it is highly likely that it will raise at least $63,551,500 in gross offering proceeds such that the cumulative organizational offering expenses will not exceed 1.5% of gross offering proceeds. In addition, the Issuer is believes that it is highly likely that it will raise gross offering proceeds in an amount sufficient to ensure the full reimbursement to the Adviser of all additional cumulative organizational and offering expenses provided such cumulative organizational and offering expenses do not exceed 1.5% of gross offering proceeds raised. The Issuer confirms that it will add additional disclosure to Footnote 4 of the financial statements setting forth this confirmation.

4.           Comment:      Please add a footnote to the accompanying financial statements confirming that the Issuer believes that it is highly likely that the Issuer will raise sufficient funds to reimburse the Adviser in full for all cumulative organizational offering expenses provided that such cumulative organizational offering expenses do not exceed 1.5% of gross offering proceeds.

Response:    The Issuer confirms that has added this additional disclosure to Footnote 4 of the financial statements in Amendment No. 1 setting forth this confirmation.

5.           Comment:      Please confirm that the following disclosure on page 19 of the Registration Statement is in compliance with FINRA Rule 2310:

We reimburse our advisor for the organization and offering costs it incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee, accountable due diligence expenses and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be 1.5% of the gross offering proceeds, or approximately $15,000,000, if we use the maximum amount offered. Our advisor is responsible for the payment of our cumulative organization and offering expenses to the extent such expenses exceed 1.5% of the gross proceeds from this offering, without recourse against or reimbursement by us. As a result, our advisor will bear all organization and offering expenses in excess of 1.5% of the gross proceeds from this offering.

Response:    The Issuer confirms that the prohibition on reimbursement of organization and offering expenses in excess of 15% of gross offering proceeds is consistent and compliant with FINRA Rule 2310. Although the cumulative organization and offering expenses totaling $953,272 as of December 31, 2014 exceed 15% of the current gross Offering proceeds, the Issuer also confirms that all reimbursements to the Adviser with respect to cumulative organization and offering expenses will be in compliance with FINRA Rule 2310 and the terms of the Advisory Agreement because FINRA Rule 2310’s limitations apply to the aggregate gross offering proceeds, which are determined at the termination of the offering, once such aggregate gross offering proceeds are known.

Ms. Mary A. Cole

Ms. Sheila Stout

April 16, 2015

6.           Comment:    Please confirm that if investment in collateralized debt obligations (“CDOs”) becomes a significant part of the Issuer’s investment strategy and targeted assets, the Issuer will add appropriate disclosure and risk factors concerning those investments.

Response:    The Issuer does not currently expect to make any material investments in CDOs, but confirms that if such investments become a significant part of the Issuer’s investment strategy, the Issuer will add appropriate disclosure and risk factors concerning such CDO investments.

7.           Comment:    Please explain the treatment of the cumulative organization and offering costs for the Adviser and the accounting treatment for the payments made by the Adviser.

      Response:    Currently the Adviser records the amounts incurred and paid by it on behalf of the Issuer as a receivable from the Issuer based on its assessment that the receivable is in accordance with the terms of the Advisory Agreement and is collectible based on the Adviser’s assessment of the expected capital raising that the Issuer will be able to execute. Pursuant to the disclosures in the Registration Statement and the Advisory Agreement, should the Issuer fail to raise sufficient capital in the Offering to reimburse the Adviser such that cumulative organization and offering expenses reimbursed do not exceed 1.5% of the gross proceeds of the Offering, the Adviser would then forgive that unreimbursed balance and expense (i.e., write off) the amount of the remaining receivable.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc.
Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc.
David Baum, Alston & Bird LLP
Rosemarie A. Thurston, Alston & Bird LLP